Exhibit 99.1

Letter to Shareholders

July 23, 2017

Dear Fellow Shareholder:

The Board of Directors of Bank of Marin Bancorp is committed to protecting and maximizing the value of your investment in the Company and in giving you the optimum opportunity to participate in its long-term value.

To enhance your Board’s ability to protect your interests, we adopted a new Rights Agreement on July 6, 2017 (the “New Plan”).  The New Plan was adopted to replace the existing Rights Agreement (the “Old Plan”) which expires today along with the rights issued pursuant to such Plan.  Our overriding objective is to continue to preserve and enhance the value of each shareholder’s investment in the Company. The New Plan was adopted with that objective in mind.

Close of business on July 23, 2017 was the record date for purposes of distributing Rights under the New Plan.  You are not required to take any action at this time in connection with either the New or Old Plan. However, we recommend that you carefully read the enclosed summary, which outlines many features of the New Plan.

The New Plan was not adopted in response to any specific acquisition attempt nor is the Board aware of any such effort.  Neither is the New Plan intended to prevent an acquisition of the Company on terms that are favorable and fair to all shareholders.

We want to thank all of our shareholders for their continued confidence.

If you have any questions after reviewing the attached “Summary of Rights to Purchase Preferred Shares,” please contact Nancy Boatright, Senior Vice President and Corporate Secretary, at (415) 763-4523.

Sincerely,

/s/ Russell A. Colombo
Russell A. Colombo
President and Chief Executive Officer